SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 205




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For May 6, 2004




                               CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



                              TABLE OF CONTENTS

1. A free English translation of a communication filed by the Company with the Chilean Superintendencia de Valores y Seguros on April 28, 2004.

2. A free English translation of the minutes of the Annual Shareholders' Meeting of Chilesat Corp S.A. held on April 26, 2004.

(free English translation of Spanish original)         Santiago, April 28, 2004


Mr. Alejandro Ferreiro Yazigi
Superintendency of Securities and Insurance

                    Re: Certified copy of the Minutes of the Annual Shareholder's Meeting of Chilesat Corp S.A. Registration in Securities Registry No. 0350

Dear Sir:

       In view of the provisions of General Regulation No. 30 of the Superintendency of Securities and Insurance, please find enclosed a duly certified copy of the Minutes of the Annual Shareholders' Meeting of Chilesat Corp S.A., held on April 26, 2004.

Yours truly,




Alejandro Rojas Pinaud
Chief Executive Officer
Chilesat Corp S.A.


c.c.:    Santiago Stock Exchange
         Chilean Electronic Stock Exchange
         Valparaiso Stock Exchange

(free English translation of Spanish original)

                         ANNUAL SHAREHOLDERS' MEETING

                             "CHILESAT CORP S.A."


The Annual Shareholders' Meeting of "Chilesat Corp S.A." was held in the district of Huechuraba in Santiago, Chile, on April 26, 2004 at 10:00 AM at No. 202 Rinconada El Salto. Attendees included Mr. Norberto Morita Kusumoto, Company Chairman, Mr. Alejandro Pinaud, General Manager, as well as the shareholders named below who, by themselves or through a proxy, represent the following shares:

Shareholder                                 Proxy                 No. of Shares
-----------                        ------------------------      --------------

1. Inversiones GE Capital          Jose Ignacio Alvear Vera          354,830
     Chile Limitada

2. Inversiones Marengo S.A.        Jose Ignacio Alvear Vera       13,379,688

3. Dona Patricia Loyola Vega       Rene Gonzalez Fuentes               4,100

4. Dona Gloria Maira Olivares      Hugo Cerda Mallea                     500

5. Dona Alessandra Olivieri        Alejandro Rojas Pinaud                166
     Padilla

6. Don Oneglio Pedemonte           Jaime Bauza Bauza                  10,000
      Locatelli

7. Redes Opticas                   Ignacio Ovalle Irarrazaval    117,565,186
     (Cayman) Corp

9. Redes Opticas S.A.              Ignacio Ovalle Irarrazaval    283,689,662

10. Dona Ximena Sangueza           Norberto Morita Kusumoto              140
      Banderas

11. The Bank Of New York           Jose Ignacio Alvear Vera        6,167,563


Shares present                                                   421,171,835
Attendance percentage                                                 89.67%

With the unanimous approval of the Assembly, the Secretary of the Company's Board, attorney Mr. Jose Tomas Errazuriz Grez, acted as secretary of the Meeting.

1.   CONSTITUTION OF THE MEETING

     The Chairman informed the shareholders that, according to the attendance list, the total number of shares present or represented at the Meeting was 421,171,835, corresponding to 89.67% of the voting shares issued by the Corporation, thus meeting the quorum required by law and the corporate by-laws for holding this Meeting.

     He also informed the shareholders that, as established in Article 62 of the Stock Companies Law, and as mentioned in the summons, those shareholders with a right to vote in the Meeting are the holders of shares registered in the Shareholders' Registry on April 20, 2004, five days prior to the Meeting.

2.   APPROVAL OF POWERS OF ATTORNEY

     The Chairman informed the shareholders that, in accordance with the provisions in Article 69 of the Stock Companies Regulation, since the Board had not deemed it necessary and no shareholder had requested it within the term established, no qualification was made to the powers of attorney presented.

     The powers of attorney submitted to the Meeting were at the disposal of attendees of the meeting, and as no comments were made, the Meeting considered them approved.

     According to the provisions in Article 66 of the Stock Companies Regulation, only powers of attorney submitted at the Meeting for consideration require approval.

     Next, the Meeting unanimously approved the submitted powers of attorney.

3.   PREVIOUS FORMALITIES

     The President informed the shareholders that the following formalities prior to holding this Meeting had been met, and requested the Secretary to read them:

     a) That the summons to this Meeting was agreed by the Corporation's Board at Regular Meeting No. 441 held on March 22, 2004.

     b) That the summons notices to the shareholders for this Meeting were published in the Diario Financiero on April 8, 15 and 22, 2004.

     c) That the summarized Consolidated Financial Statements of the fiscal year ended December 31, 2003, its notes and the report of the External Auditors, were published in the Diario Financiero on April 14, 2004.

     d) That on April 8, 2004, a letter was sent to each shareholder, informing each of this summons.

     e) That a copy of the Corporation's Annual Report was sent to the shareholders, in accordance with the provisions of the Securities and Insurance Commission set forth in Circular Letter No. 1.108 dated January 14, 1993, since the Company is authorized to limit the delivery of the Annual Report to the shareholders within the limits established by said regulation. However, the summons letter explained that those who did not receive the summons, due to the application of the aforementioned provision, could request a summons letter, which would be sent as soon as possible.

          The notice also mentioned that at the Company's offices, there are several issues of the Annual Report and Balance Sheet for the shareholders to consult when desired.

     f) That on April 8, 2004, the Company sent a letter to the Securities and Insurance Commission and the Stock Exchanges informing them of the intention to hold this Meeting.

4.   REPRESENTATION OF THE SECURITIES AND INSURANCE COMMISSION

     The Chairman, after consulting the attendees, requested that the record note that no representative of the Securities and Insurance Commission was present at the meeting.

5.   LEGAL CONSTITUTION OF THE MEETING

     The Chairman declared that, since 89.67% of the voting shares issued by the Company were represented at the Meeting, since the powers of attorney had been approved, and since all the formalities required by the law and corporate by-laws for holding the Meeting had been met, this General Regular Shareholders' Meeting was legally established.

6.   MINUTES OF THE PREVIOUS MEETING

     The Chairman informed the shareholders that the minutes of the last Regular Shareholders' Meeting held on April 30, 2003, as well as of the last General Shareholders' Meeting, corresponding to the Special Meeting held on September 24, 2003, had been duly signed by the Chairman, Secretary, and shareholders designated for said purpose, and that, therefore, he proposed that the shareholders omit the reading of said minutes.

     The Meeting unanimously approved this motion and also approved the aforementioned Minutes.

7.   SIGNATURE OF THE MINUTES OF THIS MEETING

     The shareholders were informed that, in accordance with the provisions in
     Article 72 of Law 18.046, the Minutes of the Shareholders' Meetings should be signed by three shareholders chosen at the Meeting, other than the Chairman and the Secretary. The Circular Letter No. 1.291 of the Securities and Insurance Commission recommends that, for its quick dispatch, names of four or more shareholders attending the Meeting be proposed, so that at least three of them may sign the Minutes along with the Chairman and the Secretary.

     Therefore, the Meeting designated the following shareholders or representatives of shareholders to execute the Minutes:

     1.   Jose Ignacio Alvear Vera
     2.   Ignacio Ovalle Irarrazaval
     3.   Jaime Bauza Bauza
     4.   Rene Gonzalez Fuentes

8.   EVIDENCE OF THE DECISION OF ADR HOLDERS

     The Chairman declared it pertinent to consider the opinion and decision of the ADR holders, in relation to the matters of this Regular Meeting.

     With this intention, the Chairman reported that The Bank of New York, as representative of the ADR holders, had informed in writing both Banco Santander, in its nature as principal, and the Company, that said holders had abstained from sending voting instructions to The Bank of New York.

     He informed the shareholders that, according to the Deposit Agreement between the Company and The Bank of New York, those shares representing ADRs (for which no voting instructions had been sent to The Bank of New
     York), could be used discretionally by a representative of the Corporation. In this respect, the Chairman declared that Mr. Jose Ignacio Alvear Vera had been appointed to exercise the attributions at this Meeting.

9.   PRESIDENT'S REPORT

     Next, the Chairman pointed out the following relevant events of the management corresponding to fiscal year 2003:

     Once the capital and financial base of Chilesat Corp. were strengthened as a result of the takeover by part of the investment fund Southern Cross and G.E. Capital, the efforts of the administration were focused on the rearrangement of the Company and its affiliates, as well as on the reinforcement of the managerial lines and the design of a strategic plan based on Chilesat's competitive advantages.

     This strategic development plan directed its efforts towards Chilean operations, precisely where the Company's advantages are mostly concentrated. Thus, the plan targeted growth within the corporate market in order to strengthen the telecommunications networks of Chilesat to offer more and better-integrated voice and data services.

     Established priorities included consolidation and maximizing profits of long-distance business in the residential segment, the development of services with added value for voice application as a way to generate new income on the long-distance platform, and the search for opportunities through strategic alliances to enable the company to expand the offer of services to the market, taking advantage of the natural synergies of integration.

     During 2003, the implementation of this plan began. For this purpose, important investments were made aimed at increasing network capacity and increasing the reliability thereof. Of note are the extension of the long-distance transmission network and the metropolitan circuits, as well as an important strengthening of the IP/MPLS network, extending its coverage, reliability and potentialities.

     Anticipating the importance of the applications of fixed telephony for the corporate segment, an ambitious project was begun to provide this service in the 24 main zones of the country. The technical solution used is one of the most modern ones, which combines circuit commutation traditional technology with IP technology.

     As part of its corporate strategy, in May 2003 the Company terminated its operations in the United States, because of important changes experienced by the long-distance market in that country, which drastically reduced operating margins, rendering the business highly risky for an operator without sustainable competitive advantages. In this same line, in March 2004 the company sold all the shares of its affiliate, Colomsat.

     The year 2003 was a good starting point for the implementation of its strategic plan, with the net result increasing by 29% compared with the previous year. Chilean operations increased their income by 5% with respect to 2002, mainly due to the relevant penetration in the corporate segment, whose income grew by 14% as a result of attracting important corporate clients who entrusted their telecommunications platform to Chilesat. Among them is Banco Estado, the financial sector company with the greatest requirements for telecommunications infrastructure in the country.

     The Company also showed its capacity to maintain and make profit from long-distance operations, with outstanding results. It has maintained a market share of approximately 27% in the residential segment and in turn has increased its share of long-distance services of the corporate segment, reaching around 12% of that market.

     The EBITDA of the company was MM$ 3,399 in fiscal year 2003. In quarterly terms, improvement was constant, with a growth rate of 45.75% quarterly. Respectively, the EBITDA for each quarter of fiscal year 2003 was MM$ 399, MM$ 775, MM$ 990 and MM$ 1,235.

     A moderate but effective advertising campaign carried out during the year 2004 has contributed to the above. The campaign focused on the interest segments and aimed at strengthening the company's corporate image, which has resulted in an increase in the indices of awareness and recall, locating Chilesat as one of the three most important brands in the industry.

     During the year 2003, a large part of the fixed telephony operators and all of the mobile telephony operators, have faced processes for rate fixing. For Chilesat, the result of these processes will mean new rates that will redefine their costs for the concept of interconnection services for the period 2004 - 2009. In this sense, the Company has played an active role with the authorities, providing technical background information and elements of judgment to contribute to the better adjustment of the results to the current regulation. In the case of mobile telephony companies, whose process has culminated recently, access charges have decreased by 26.5% which will imply greater savings for the Company. Although the rest of the processes are under way, we trust that the efficiencies of the industry and the economy will be received appropriately, resulting in new tariffs which, as in the case of mobile companies, will encourage and strengthen competition in all the sectors of the Chilean telecommunications industry.

     Finally, we would like to thank all of the Company's personnel for the effort made during 2003, and request them to continue with the same dedication, facing future challenges, which are opportunities for Chilesat to continue as one of the largest and most important telecommunications companies in the country.

     After the report of the Chairman, the floor was offered, but no comments were made and so the report was considered approved.

10. APPROVAL OF ANNUAL REPORT, BALANCE SHEET, FINANCIAL STATEMENTS AND REPORT OF EXTERNAL AUDITORS

     Since the shareholders were familiar with corporate businesses, the content of the Annual Report, Balance and other Financial Statements and Report of the External Auditors, all for fiscal year ended at December 31, 2003, the President submitted these items to the consideration of the Meeting.

     Next, the Meeting unanimously approved the Annual Report, Balance Sheet, Financial Statements and External Auditors Report.

11.  NEW DISTRIBUTION OF NET WORTH ACCOUNTS

     The Chairman informed the shareholders about the distribution of the net worth accounts which, according to the different accounts of the approved Balance, consolidates in the account of Accumulated Losses the corresponding losses incurred during the fiscal year 2003, which remain as follows:

     Paid-up capital                          $    188,591,444,964
     Overprice in sale of own shares          $      1,024,706,186
     Other reserves                           $     (3,922,018,195)
     Accumulated losses                       $   (155,008,291,841)
                                                 -----------------
     TOTAL NET WORTH                          $     30,685,841,114
                                                 -----------------

12.  DIVIDEND POLICY

     The Chairman informed the shareholders that, fulfilling the provisions in Circular Letter No. 687 of the Securities and Insurance Commission, the shareholders must also be informed about the policy for dividend distribution that the Company expects to carry out in future fiscal years, once the accumulated losses have been absorbed.

     For this purpose, the Chairman exposed the general policy for dividend distribution:

     a) The policy for dividend distribution of the Company proposed by the Board for the next fiscal years will be that, after the accumulated losses have been absorbed, 30% of the net profits of each fiscal year will be allotted for the payment of dividends to the shareholders;

     b) At a General Regular Shareholders' Meeting to be held in the first four-month period of 2005, the Board will propose the payment of a final dividend which, added to the provisory dividends that the Board may eventually agree to during this fiscal year once the accumulated losses have been absorbed, completes the distribution of 40% of the profits of the fiscal year.


13.  REPORT ON THE PROCEDURES TO BE USED FOR THE DISTRIBUTION OF DIVIDENDS

     The Chairman stated that, in accordance with the provisions of Circular Letter No. 687 of the Securities and Insurance Commission, the Board should establish the general procedure to be used for distributing the dividends.

     Thus, he informed the shareholders that the Board had agreed to approve and to announce the following general procedure for dividend distribution:

     This will consist of paying the dividends to the shareholders when it corresponds legally, through nominative checks drawn against the current bank account in Santiago which, as an additional measure to avoid undue collections, may only be withdrawn by the shareholders personally or by their legal representatives duly accredited at the Shares Department of the Company, located on Huerfanos No. 770, 22nd floor, Santiago. As a special procedure and in the case of shareholders who have requested so in writing, the respective dividend will be deposited in their current bank account or sent by public or private certified mail.

14. FULFILLMENT OF THE PROVISIONS OF CIRCULAR LETTER NO. 1.494 OF THE SECURITIES AND INSURANCE COMMISSION

     In accordance with the provisions in letter b) of number II of Circular Letter No. 1494 of the Securities and Insurance Commission, the Chairman informed the shareholders that the cost of processing and delivery of the information that the Company sends to the shareholders in relation to their balances and stock movements, is 0.034 Unidades de Fomento per shareholder, which should be paid by the Company.

15. APPROVAL OF REMUNERATION OF THE MEMBERS OF THE BOARD COMMITTEE AND EXPENSE BUDGET

     A)   Remuneration

     The Chairman informed the shareholders that, according to the provisions in Article 50 bis of Law 18.046, the General Regular Shareholders' Meeting should fix the remuneration of the Board Committee and establish an expense budget for the operation of the Committee and its advisors for the year 2004.

     The budget for the operation expenses will cover the hiring of professional advisors that the Board Committee might require to develop its tasks.

     Considering the functions that the Board Committee must develop, as provided for in the aforementioned Article 50 bis, it is proposed for the year 2004 that the remuneration for each member of the Board Committee, both regular and alternate, be an amount equivalent to 15 Unidades de Fomento per meeting.

     It is also proposed for the year 2004 that the budget for the operation expenses of the Board Committee and its advisors amount to 900 Unidades de Fomento.

     B)   Report on activities and expenses of the Board Committee

     The Chairman stated that to meet the provisions in article 50 bis of the Stock Companies' Law, the shareholders should be informed of the activities carried out by the Board Committee during the year 2003 and the expenses incurred in that period.

     Accordingly, the 2003 Board Committee, made up of three members, analyzed and approved the operations with related parties who are informed below, analyzed the financial statements submitted by the Company's administration and presented its proposal for the designation of external auditors.

     Finally, as agreed at the General Regular Shareholders' Meeting, held on April 30, 2003, a remuneration of 15 Unidades de Fomento per meeting was established for the members of the aforementioned Committee. Four such meetings were held in the 2003 period.

16.  DESIGNATION OF EXTERNAL AUDITORS

     The Chairman informed the shareholders that as set forth in article 52 of Law No. 18.046 and Article 19 of the corporate by-laws, the General Regular Shareholders' Meeting should designate the external auditors that will be in charge of examining the accounting, inventory, balance sheet and other financial statements of the Company during fiscal year 2004.

     Accordingly, he announced that the Board had agreed to propose the designation of Ernst & Young, Deloitte & Touch and Price Waterhouse, and submitted this proposal to the consideration of the Meeting.

     Next, the Meeting unanimously approved the designation of the firm Ernst & Young as external auditors in charge of analyzing the accounting, inventory, balance sheet and other financial statements of the Company during fiscal year 2004.

17. REPORT IN RELATION TO THE EFFECTS OF THE PROVISION IN ARTICLE 44 OF LAW No. 18.046 ON STOCK COMPANIES

     The Chairman declared that for the purposes of the provisions in
     Article 44 of Law No. 18.046 on Stock Companies, the Meeting should be informed about the operations performed by the Company during fiscal year 2003, to which said provision refers, and which are the following:

                                                                                                       2003
                                                                                            ---------------------------
                                                                                                          Effect on
                                                                                                          results
                                               Type of             Description of            Amount     (Charge)/credit
     Company                    Tax Number    Relationship           transaction               M$            M$
     -------                    ----------    ------------           -----------             ---------   --------------

     Bell Technologies S.A.     96.847.780-3   Director           Purchase of Fixed Assets   1,140,128          -
     Comercial Siglo XXI S.A.   96.874.030-K   Common Directors   Purchase of Fixed Asset          355          -
                                                                  Services Granted             149,764     126,647
     Jadresic y Consultores
      Asociados Ltda.           77.252.740-3   Director           Services Received             28,576     (28,576)




     The Chairman noted that these operations correspond to the corporate line of business, and were performed in similar conditions to those usually prevailing in the market.

18.  REMUNERATION OF BOARD MEMBERS

     The President informed the shareholders that, as established in article thirteenth of the corporate by-laws and article 33 of Law No. 18,046 on Stock Companies, this Meeting should fix the annual remuneration of the Board Members for the performance in their positions.

     For this purpose, he proposed that the shareholders maintain the allowance of the year 2003, that is, a single remuneration equivalent to 70 Unidades de Fomento per attendance to each regular meeting, until the next Regular Shareholders' Meeting is held.

     He additionally proposed that, as in previous years, the Directors do not receive any remuneration for the attendance of special meetings.

     This proposal was unanimously approved.

19.  NEWSPAPER IN WHICH THE CORPORATE PUBLICATIONS WILL BE MADE

     The Chairman declared that the shareholders should establish the newspaper in which the summons and other notices and publications involving the Company are to be published; the Diario Financiero de Santiago was proposed for these effects.

     The Meeting unanimously approved the preceding proposal.

20. OTHER MATTERS OF CORPORATE INTEREST THAT ARE NOT WITHIN THE SCOPE OF THE SPECIAL MEETING

     The Chairman offered the floor to the shareholders for them to present any matter they considered of corporate interest, provided that the matter was not within the scope of a Special Shareholders' Meeting. The shareholders abstained from taking the floor.

21.  CONCLUSION OF THE MEETING

     The Chairman stated that, having dealt with all the matters that were the object of the summons to this General Regular Shareholders' Meeting, the meeting was adjourned at 10:50 AM.




     ---------------------                   ------------------------
     Norberto Morita Kusumoto                Jose Ignacio Alvear Vera





     ---------------------                   -----------------------
     Ignacio Ovalle Irarrazaval                 Jaime Bauza Bauza





                          -------------------------
                          Jose Tomas Errazuriz Grez

                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 CHILESAT CORP S.A.


                                 By:  /s/ Fernando Escrich Juleff
                                    ---------------------------------------
                                      Name:   Fernando Escrich Juleff
                                      Title:  Chief Financial Officer


Dated:  May 6, 2004